UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Destiny Robotics Corporation

Legal status of issuer
    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 15, 2021

Physical address of issuer
201 Southeast 2nd Avenue, 2711, Miami, FL 33131

Website of issuer
https://www.destinyrobotics.io/

Name of intermediary through which the Offering will be conducted
TruCrowd, Inc.

CIK number of intermediary
0001667145

SEC file number of intermediary

007-00015

CRD number, if applicable, of intermediary
283063

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised and $1,000.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista NA

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
5,000

Price (or method for determining price)
$1.00

Target offering amount
$5,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$124,000.00

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$32,627.00	$1,415.00
Cash & Cash Equivalents	$31,867.00	$1,190.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$600.00	$0.00
Long-term Debt	$1,765.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$104,311.00	-$2,310.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 16, 2023

FORM C

Up to $124,000.00

Destiny Robotics Corporation



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Destiny Robotics Corporation, a Florida Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $5,000.00 and up to $124,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through TruCrowd, Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$0	$250.00
Aggregate Minimum Offering Amount	$5,000.00	$1,350.00	$3,650.00
Aggregate Maximum Offering Amount	$124,000.00	$9,680.00	$114,320.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.destinyrobotics.io/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports

for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 16, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE

ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA NA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.destinyrobotics.io/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Destiny Robotics Corporation (the "Company") is a Florida Corporation, formed on September 15, 2021. The Company is currently also conducting business under the name of Destiny Robotics Destiny Robotics Corporation.

The Company is located at 201 Southeast 2nd Avenue, 2711, Miami, FL

33131. The Company's website is https://www.destinyrobotics.io/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company intends to design, manufacture, and market humanoid robots for household use.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	5,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	5,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	124,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	124,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company may never receive a future equity.
Financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Destiny Robotics is an early-stage startup.
That comes with the typical risks of a company at this stage. Relevant risks include unstable revenues in the initial phase of revenue creation, due to external developments in the addressed market, and new competitor entrance. This condition will limit our ability to pay dividends until we reach financial stability.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment.

We may provide certain projected results of operations to prospective investors in connection with this offering.

Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

We are dependent on general economic conditions.

COVID-19 or other pandemics may pose a risk to our business as it makes the general economic climate less predictable. Supply chains and customers and investor demand may be altered as a result.

We will face significant competition.

Even though we are greatly positioned as an early mover, we expect an increasing number of companies of different sizes to target this very attractive market.

Developing new products and technologies entails significant risks and uncertainties.

Delays or cost overruns in the production and shipping of our Tap Strap and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and the results of operations.

Voting control will be given to a small number of shareholders.

Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding the employee option pool, or actions including mergers, consolidation, asset sales, and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all significant decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Any valuation at this stage is difficult to assess. The valuation cap for the offering

was established by the company.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Therefore, company might not be able to fulfill existing pre-orders on time and refund to its prospective customers. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and the results of operations.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 55.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the

Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote

with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company intends to design, manufacture, and market humanoid robots for household use.

Business Plan

Please see Exhibit B

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

Humanoid Robot Destiny	Destiny will be the first humanoid robot companion for people. It represents the beautiful mix of AI, hardware, art, and design.	$190 Billion robotics technology market.

In Feb 2023, the Company announced that the first prototype of Destiny 1 is ready. We are constantly researching and developing new features for our humanoid robot and getting ready as soon as we have finalized Destiny 2 which will include the whole body of the humanoid robot and fully upgraded software.

We will sell our robots via our online website www.destinyrobotics.io

Competition

The Company's primary competitors are Tesla Bot, Amazon Alexa, Hanson Robotics.

We operate in a highly competitive and rapidly changing global marketplace and compete with various companies creating humanoid robots. Specifically, the biggest challenge is big tech companies. However, our competitive advantage lies within our use case. We are creating socially intelligent humanoid robots for households, while other companies' primary focus is factories and additional hard labor. In addition, our robot's humanoid interface gives our robot the ability to connect with humans at a much deeper level than currently possible.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. Most raw materials are available on the market from various sources. Engineers shape, mold, and transform the second half of the materials to achieve the best possible robot design.

Our customers can be everyone who loves robots or have the problem of loneliness and are ready to apply the cutting edge solution and get a humanoid robot assistant.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

There are no current regulations on the business. Although it highly depends on future developments in the robotics industry and security measures taken by the companies building robots.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 201 Southeast 2nd Avenue, 2711, Miami, FL 33131

The Company conducts business in Miami, Florida, USA.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following is the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

USE OF PROCEEDS for $5,000 (offering Minimum/target):
42% towards product development. Paying to hardware and software development team.
38% towards business development. Cost of Personnel. Cost of Marketing.
13% towards operations - logistics, travel, office space, other SG&A,
7% towards TruCrowd Fees.

USE OF PROCEEDS for $124,000 (offering Maximum):
42% towards product development. Paying to hardware and software development team.
38% towards business development. Cost of Personnel. Cost of Marketing.
13% towards operations - logistics, travel, office space, other SG&A,
7% towards TruCrowd Fees.

The Use of Proceeds is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances:

1. A need to address changes in market conditions: If market conditions change in a way that makes it difficult or impossible for the company to use the proceeds as initially intended, the company may seek to modify the use of proceeds.
2. A need to address changes in user needs or preferences: If user needs or

preferences change in a way that makes it difficult or impossible for the company to use the proceeds as originally intended, the company may seek to modify the use of proceeds.

3. A need to use the proceeds for working capital: If the company needs to use the proceeds for working capital to support ongoing operations, it may seek to modify the proceeds.
4. An overfunded or lack of raised funds through offering: If the company raises more money than it initially intended/ or less than's necessary to operate, it may seek to modify the use of proceeds to take advantage of new opportunities or to address unforeseen circumstances.
5. A need to modify the use of proceeds to address unforeseen circumstances: If the company encounters unforeseen circumstances that make it impossible or impracticable to use the proceeds as disclosed initially, it may seek to modify the use of proceeds.
6. A material change in the company's business plan: If there is a significant change in the company's business plan, the company may need to revise its use of proceeds to reflect the new plan.

However, the information about changes will be always accessible for everyone through provided Financial Statements and/or disclosed during offering if the changes have a big impact on company's financial well being. During the big changes the company might also require investors consent and opinion about the change, through disclosure.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Megi Kavtaradze

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO - July 2021 - Present
Director - July 2021 - Present
Secretary - July 2021 - Present
Treasurer - July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO at Start-up Studio - June 2020 - May 2021. Responsibilities: management, startup evaluation and research.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Megi Kavtaradze

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO - July 2021 - Present
Director - July 2021 - Present
Secretary - July 2021 - Present
Treasurer - July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO at Start-up Studio - June 2020 - May 2021. Responsibilities: management, startup evaluation and research.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in Miami, Florida, USA, Germany,

Georgia. The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date

Jason Jordan	Employment	August 21, 2021	November 19, 2022
Irakli Datashvili	Employment	August 21, 2021	
Erekle Shishniashvili	Employment	August 21, 2021	
Lela Mirtskhulava	Employment	August 22, 2021	
Megi Kavtaradze	Employment	August 21, 2022	
Ketevani Tatikiani	Employment	August 25, 2021	
Giorgi Kotolashvili	Employment	March 20, 2022	
Florian Uszmant	Contractor	December 10, 2022	

CAPITALIZATION AND OWNERSHIP

Additional 201(m) disclosures

The exercise of rights held by the principal shareholders may affect the purchasers of the securities being offered, for example, in the following ways:

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Risks to purchasers of the securities relating to minority ownership in the issuer

The right to demand current distributions from an operating business is limited. A majority owner, if they are committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to themself or their relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince them that it is the wrong decision, but they don't have to take your calls.

The investor has limited rights, if any, to have their interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer:
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to

have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Shareholder Contribution
Name of creditor	Megi Kavtaradze
Amount outstanding	$725.00
Interest rate and payment schedule	0%, until 2025
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Potential Pre-order Reimbursement
Name of creditor	Pre-order users
Amount outstanding	$600.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	subject to be reimbursed by 2024, if the company will not be able to provide the product

Type of debt	Accounts Payable (salaries owed and reimbursements for expenses)
Name of creditor	Related Parties
Amount outstanding	$1,040.00*
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	*since the date of the financial statements, this item has been paid and is no longer owed.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	N/a	$141,455.00	42% product development. 38% business development. 12.5% operations. 7.5% intermediary fees.	February 16, 2022	Regulation CF

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

In the future, the Company may rely on any number of valuation methods or combinations of valuation methods for the value of the Company and/or its securities.

Ownership

A majority of the Company is owned by a few people:

Owner	Shares of Common Stock
Kavtaradze, CEO	5,500,000.00
Irakli Datashvili, Head Software Engineer	1,000,000.00
Erekle Shishniashvili, Head AI Engineer	700,000.00
Lela Mirtskhulava, Chief Scientist	1,000,000.00
Ketevani Tatikiani,Business Development Manager	300,000.00
Archil Cheishvili	800,000.00
Jason Jordan, former Chief Robotics Officer	218,750.00
Destiny Robotics Corp	481,250.00

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Megi Kavtaradze	55.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company started its first Regulation Crowdfunding (Reg CF) offering in February 2021, raising $141,455 from investors. Following the offering, we have made significant progress toward achieving our financial milestones and executing our business plan. We are currently focused on developing the final prototype, marketing a viable product in a competitive environment, and sourcing consistent third-party manufacturers to ensure we have sufficient product quantities when necessary. We anticipate that these challenges will require significant time and resources in the coming months. Our financial milestones include generating revenue as soon as we are officially on the market and transferring our deferred revenue into actual sales. We aim to achieve profitability within the next five years. We believe funding through the Reg CF offering will help us reach these goals. However, we recognize that we may face operational, liquidity, and other challenges, such as market changes, business material changes, and lack of funding. We are committed to being transparent with our investors about these challenges and will take steps to address them as they arise. We will continue to monitor our progress and make adjustments as needed to ensure the Company's long-term success.

The Company intends to use the proceeds from the Offering to fund the development and launch of our new product, which we expect will require significant investment in research and development, marketing, and production. As a result, we do not expect to achieve profitability in the next 12 months. Instead, we will focus on achieving the following milestones during that period: - Completing the development of our new product and conducting beta testing with select customers. - Launching our product in the market and ramping production to meet the demand. - Expanding our marketing efforts to reach new customers and increase brand awareness. - Building strategic partnerships with key suppliers and distributors to ensure a reliable supply chain and efficient distribution network. We believe that achieving these milestones will position us for long-term success and profitability, and we are committed to taking the necessary steps to achieve these objectives. This includes closely monitoring our expenses and cash flow, seeking additional funding as needed, and adjusting our strategy and operations as market conditions change.

Liquidity and Capital Resources

The proceeds of the Offering will have a significant impact on our operations and will help us achieve our next milestones more quickly. Specifically, we plan to use 42% of the proceeds towards product development, which will include paying our hardware and software development team to complete key features of our product. An additional 38% will be used towards business development, including the cost of personnel to help us scale our sales and marketing efforts. We believe that investing in these areas will allow us to establish a strong foothold in the market and accelerate our growth. While we do not anticipate that the proceeds will have a material effect on our liquidity, they will allow us to more effectively manage our cash flow and allocate our resources towards our most important initiatives. We have already allocated the proceeds to specific uses dependent on the completion of this Offering, which will ensure that we can execute our business plan promptly and efficiently. In addition to the funds allocated towards product and business development, we plan to use 13% of the proceeds towards operations, including logistics, travel, office space, and other general and administrative expenses. An additional 7% of the proceeds will be used towards TruCrowd fees associated with the Offering.

The Company has the following sources of capital in addition to the proceeds from the Offering: The company CEO loaned Destiny Robotics Corporation $3,725 by Dec 31st, 2021, and $725 by Dec 31st, 2022. The company will pay this amount for the next two years with a 0 interest rate.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The company CEO loaned Destiny Robotics Corporation $725 by Dec 31st, 2022. The company will pay this amount for the next two years with a 0 interest rate. The Company received $600 from pre-orders that are subject to be reimbursed by 2024 if the Company is

unable to provide the product. However, if the Company is able to provide the product, the deferred revenue will become actual revenue for the Company.

The Company received $600 from pre-orders that are subject to be reimbursed by 2024 if the Company is unable to provide the product. However, if the Company is able to provide the product, the deferred revenue will become actual revenue for the Company.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 124,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $124,000.00. The Company is attempting to raise a minimum amount of $5,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by the "Offering Deadline" in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $124,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securitiesyou must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista NA until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company uponclosing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through TruCrowd, Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised and $1,000.00

Stock, Warrants and Other Compensation
.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 30,000,000 shares of common stock, par value $0.00001 per share, of which 10,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing by the Company of greater than $5,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except
1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to:

(a)   if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $29,000,000.00, the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $29,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $29,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted. The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father/ daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer. In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE

COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Megi Kavtaradze
(Signature)

Megi Kavtaradze
(Name)

CEO (Director, Secretary, Officer)
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Megi Kavtaradze
(Signature)

Megi Kavtaradze
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Megi Kavtaradze, being the founder of Destiny Robotics Corporation, a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Megi Kavtaradze
(Signature)

Megi Kavtaradze
(Name)

CEO
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Business Plan

EXHIBIT A

Financial Statements

DESTINY ROBOTICS CORPORATION
(A Delaware Corporation)

Unaudited Financial Statements
for the Fiscal Years Ended December 31, 2022, and December 31, 2021

DESTINY ROBOTICS CORPORATION

Financial Statements

For the Fiscal Years Ended

December 31, 2022, and December 31, 2021

Balance Sheet

	2022	2021
ASSETS		
Current Assets:		
Cash & cash equivalents	31,867	1,190
Total Current Assets	31,867	1,190
Property & Equipment		
Hardware Equipment	1,260	225
Less: Accumulated Depreciation	500	-
Property & Equipment Net	760	225
TOTAL ASSETS	**32,627**	**1,415**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Total Current Liabilities	600	-
Accounts Payable	1,765	
TOTAL LIABILITIES	**2,365**	-
Stockholder's equity:		
Common stock, $0.00001 par value 30,000,000 shares authorized, 10,000,000 shares issued and outstanding		100
Additional paid-in Capital	-	3,725
Accumulated Deficit	(104,311)	(2,310)
Total Stockholders' Equity	30,262	1,415
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**32,627**	**1,415**

DESTINY ROBOTICS CORPORATION

Financial Statements

For the Fiscal Years Ended

December 31, 2022, and December 31, 2021

Income Statement

	2022	2021
Income:		
Gross revenue	-	-
Cost of revenue:	-	-
Gross profit	-	-
Operating Expenses:		
Selling, General and Administrative Costs	77,115	2,085
Research and Development	27,196	225
Total Operating expenses	**104,311**	**2,310**
Net income (loss)	**(104,311)**	**(2,310)**

DESTINY ROBOTICS CORPORATION

Financial Statements

For the Fiscal Years Ended

December 31, 2022, and December 31, 2021

Statements of Stockholders' Equity

	Common Stock		Additional Paid-In Capital		SAFE - APIC		Shareholder Subscription		Accumulated Deficit		Total Stockholders' Equity (Deficit)	
	Shares	At Par										
Balance as of Sept 15, 2021 (Inception)	-	$ -	$ -		$ -		$ -		$ -		$ -	
Issuance of founders' shares for services/ common stock	10,000,000	$ 0,00001	$ -		$ -		$ -		$ -		$ -	
Shareholder Contribution	-	$ -	$ 3,725		$ -				$ -		$ 3,725	
Net Income (Loss)	-	$ -	$ -		$ -				$ (2,310)		$ (2,310)	
Balance as of Dec 31, 2021	10,000,000	$ 0,00001	$ 3,725		$ -		$ -		$ (2,310)		$ 1,415	
Issuance of founders' shares for services/ common stock	-	$ -	$ -		$ -		$ -		$ -		$ -	
SAFE issuance	-	$ -	$ -		$ 133,158		$ -		$ -		$ 133,158	
Net Income (Loss)	-	$ -	$ -		$ -		$ -		$ (104,311)		$ (104,311)	
Balance as of December 31, 2022	10,000,000	$ 0,00001	$ 3,725		$ 133,158		$ -		$ (106,621)		$ 30,262	

3

DESTINY ROBOTICS CORPORATION
Financial Statements
For the Fiscal Years Ended
December 31, 2022, and December 31, 2021

Statements of Cash Flows

	2022	2021
Cash flows from operations		
Net loss	$ (104,311)	$ (2,310)
Increase in Accounts Payable	$ 1,765	-
Pre-orders	$ 600	-
Net cash provided by Operating Activities	$ (101,946)	-
Cash Provided (Used) by Investing		
Purchase of Property and Equipment	$ (1,260)	$ (225)
Cash provided (Used) by Investing Activities	$ (1,260)	$ (225)
Cash flows from financing activities		
Proceeds from SAFEs	$ 133,158	$ -
Contributions from Shareholder	$ 725	$ 3,725
Net cash provided from financing activities	$ 133,883	$3,725
Net increase (decrease) in cash and cash equivalents	$ 30,677	$ 1,190
Beginning of year - Cash	$ -	$ -
End of year - Cash	$ 31,867	$ 1,190

DESTINY ROBOTICS CORPORATION

Financial Statements

For the Fiscal Years Ended

December 31, 2022, and December 31, 2021

NOTE 1- NATURE OF OPERATIONS

Destiny Robotics Corporation ("Destiny Robotics", the "Company", or "we") was formed as a Delaware corporation on September 15, 2021. The Company's headquarters are in Florida. The company is creating socially intelligent humanoid robots for household use. As of December 31, 2022, the Company had limited working capital and may incur losses before generating positive working capital. This raises concerns about the Company's ability to continue as a going concern. The Company plans to fund its operations with additional funding and revenue producing activities within the next 12 months. However, if additional short-term capital cannot be secured, it may result in the cessation of operations. It should be noted that these financial statements do not include any adjustments that may result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in

measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 5). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the period from September 15, 2021 (inception) through Dec 2021, and a net loss by Dec 2022 and has recorded no current income tax provision.

General & Administrative Costs

The primary components of general & administrative costs are miscellaneous and business development costs. The Company expenses advertising costs as they are incurred.

Research & Development

The Company expenses research and development costs as they are incurred. Research and development costs consist of contract and professional services. For the period from September 15, 2021 (inception) through Dec 2021, the Company had $225 of research and development expenses. And as of Dec 2022 $27,196, research and development expenses.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 - CASH

Substantially all the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $1,190 and $31,867 as of Dec 31st, 2021, and Dec 31st, 2022, respectively.

NOTE 4 – ACCOUNTS PAYABLE AND RECIEVABLE

Accrued liabilities as of Dec 31st, 2021, was $0 and liabilities as of Dec 31st, 2022, was $600 (from pre-orders) and $1,765 account payable. In total $2,365. Which consisted of pre-orders that company got from prospective users (is subject to be reimbursed by 2024, if the company will not be able to provide the product.) The total contractor fees concluded $8,936 and was used for 90% research and development and 10% for marketing purposes. Total payroll by Dec 31st, 2021, was $0 and $23,938 by Dec 31st, 2022. The company CEO loaned to Destiny Robotics Corporation $3,725 by Dec 31st, 2021, and $725 by Dec 31st, 2022. The company is willing to pay this amount throughout next two years with 0 interest rate.

NOTE 5 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 30,000,000 shares of common stock with a par value of $0.00001. As of January 17, 2021, 10,000,000 shares of Common Stock are outstanding.

The Company issued 10,000,000 shares of common stock as founders' shares and stock for services from September 15, 2021 (inception) through Dec 31, 2021. The shares were valued at $100. Chief Robotics Officer of the company left the position by November 2022, he was able to vest 218,750 shares of common stock out of 700,000. Consequently, the 481,250 shares from his portion still stands as outstanding under the company's name. Ultimately, there was no change in total number of outstanding shares, and it remains 10,000,000.

Proceeds from SAFE's

The Company issued SAFEs to private investors in the aggregate amount of $141,455 by Dec 31st 2022. However, Net of fees (excluding 7,5% commission and bank fees) for SAFEs provided through Wefunder was $133,158. SAFE promises the holder that in the event of an equity financing, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by "Conversion Amount". The SAFE will terminate upon the earliest of the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE or the payment or setting aside for payment amounts due to the investor from a liquidity event, or a dissolution event.

SAFE Obligations If there is a liquidity event before the termination of the SAFE, each SAFE will automatically be entitled to receive a portion of the proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the great of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the Conversion Amount. If there is a dissolution event before the termination of the SAFE's, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the dissolution event. In a liquidation event or dissolution event, the SAFEs are intended to operate like standard nonparticipating Preferred Stock. The investor's right to receive its cash-out amount is (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes, (ii) on par with payments for other SAFE's and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and (iii) senior to payments for Common Stock.

NOTE 6 - INCOME TAXES

The Company follows the provisions of ASC 740, "Income Taxes." This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, company filed taxes accordingly to its proper deadlines.

The company had unused tax losses ("NOLs") of approximately ($2,310) and ($104,802) respectively, which are available for carryforward and can be applied against taxable income in future years. However, a valuation allowance of ($2,310) and ($104,802) was recorded in each year to reduce the carrying value of the related deferred tax asset. As a result, the net deferred tax asset balance was $0 as of Dec 31st, 2021, and Dec 31st, 2022, respectively.

All tax years since inception remain subject to examination by major taxing jurisdictions.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the period from September 15, 2021 (inception) through Dec 31st 17, 2021, the sole officer and director of the Company contributed $3,725 to the Company to pay for expenses, purchase fixed assets and to open a bank account. The company CEO loaned to Destiny Robotics Corporation $3,725 by Dec 31st, 2021, and $725 Dec 31st, 2022 (0 interest rate). (See Note 4).

NOTE 8 – SUBSEQUENT EVENTS

Completed Crowdfunding Offering

The Crowdfunding Offering by Destiny Robotics Corporation began in February 2020 and successfully met its initial minimum raise, totaling $141,455 in funds raised. The Company has raised cash in exchange for Simple Agreements for Future Equity ("SAFE"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), the SAFE will convert into a number of shares of Safe Preferred Stock equal to $141,455. If there is an Equity Financing (defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the

Safe Price, if the pre-money valuation is greater than the Valuation Cap. The Crowdfunded Offering was made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary is entitled to receive a 7.5% commission fee and bank fees, so the amount of investment received by the company was $133,158.

Management's Evaluation

The Company has evaluated events subsequent to the balance sheet through March 13, 2023, which is the date the financial statements were available to be issued and noted no events requiring disclosure.

EXHIBIT B

Business Plan


Destiny
Robotics
The First Humanoid Robot
As Home Assistant
We create standard for robot to human interaction!


Destiny Robotics
WHO WE ARE?
AI and Robotics Company
OUR MISSION
IS TO CREATE
Socially Intelligent
Humanoid Robots

Highlights

- 🔥 Finished a prototype called Destiny One. Received pre-orders worth over $200,000

- 🏆 **World-class Team** from

  Tesla, Huawei, ABB, U.S. Department of Defense, University of Cambridge.

- ✓ **World's First** Humanoid Robot Home Assistant.

- 🚀 Backed by **Google** for Startups & **NVIDIA** Inception.

- 💰 Intend to disrupt estimated Robotics Technology
  Market of **$189 Billion.**



Vision

We envision future where robots and humans co-exist in a deeply connected manner!

Our Vision

is to blur the lines between humans and robots and create robots indistinguishable from humans.

Problem & Solution

Problem

Problem of LONELINESS

43 % of adults and 80% of kids are experiencing loneliness which leads to enormous mental health problems.

Solution

TO CREATE SOCIALLY INTELIGENT HUMANOID ROBOT ASSISTANT/COMPANION!

Humanoid robots like Destiny are an ideal mechanism for connecting humans with robots in a deeply engaging manner.



DESTINY ONE

Product
Humanoid Robot Destiny

➢ Completed a prototype called Destiny One.
➢ AI-Powered humanoid robot as a home assistant

DESTINY ONE

✓ Expert robotic systems

✓ Neural networks

✓ Motor control

✓ Machine Perception
- human faces,
emotions & gestures

✓ Natural language processing

✓ Various path algorithms to control her body

Humanoid Robot Destiny
FIRST HUMANOID ROBOT FOR HOUSEHOLD USE

Destiny Robot is a unique combination of Artificial Intelligence, robotics, engineering, art, and design.

Destiny will be the first at-home humanoid robot assistant on the market. Designed in the US!

WHY NOW?

Only NOW it has been possible to create humanoid robots because of advancements in robotics, hardware, and AI.

Development requires immediate actions!



Market Size


$62
Billion
$189
Billion

Robotics Technology Market Size 2020

Robotics Technology Market Size by 2027

COMPETITORS

- **Destiny is the first AI-powered Humanoid Robot home assistant.**
- **Socially smart robot with deep interaction ability.**


At home assistant
Not at home assistant
Not-Humanoid AI
Humanoid AI
A
Amazon Alexa
D
Destiny Robotics
T
Tesla Bot
H
Hanson Robotics
AI
AI-DA Robot

Roadmap

WE GROW WITH THE FASTEST
GROWING MARKET OF ROBOTICS



STAGE 1 ◆ [Comprehensive Technical Research](#) ✓

STAGE 2 ◆ Destiny One Prototype, Spring, 2023. ✓

Scaling – Spring, 2024

STAGE 4 ◆ Humanoid Robot Destiny on the Market!

This slide contains forward-looking events that can not be guaranteed.

TEAM



Megi Kavtaradze
Founder & CEO

Serial Entrepreneur - led building platforms that had 100s of clients and 1000s of users.

Invited Speaker at:

Harvard University, Yale University, and Forbes, NYC.



Lela Mirtskhulava
Chief Scientist Ph.D.

Associate Professor with **20 years of experience:**

- **University of Cambridge**
- **University of California, Berkeley**
- **San Diego State University**
- **San Jose State University**

TEAM



Erekle Shishniashvili
Senior AI Engineer

Machine Learning Researcher at Huawei.
Work experience of 5 years.

- Huawei
- Awarded by Microsoft –
Guardian AI Competition



Irakli Datashvili
Head Software Engineer

Over **12 years of work experience**
with top companies:

- HSBC
- Motorola
-ABB



Gio Qotolashvili
Head of Marketing

- **Product marketing at
Tesla**

Partners





 **GenesisAI**

